(Translation) RECEIVED

2007 JUN 15 A 6: 55

OFFICE OF INTERNATIONAL CORPORATE FINANCE

File No. 82-4861

May 14, 2007

Name of the Company: MegaChips Corporation

Representative: Shigeki Matsuoka
President and Representative Director

(Code No. 6875, the First Section of the Tokyo Stock Exchange)

07024517

Person to contact: Masayuki Fujii
Director, Executive Officer and Department Manager of the Corporate Planning Department
(TEL 06-6399-2884)

Notice of Determination of the Amount of Retained Earnings to be Distributed

It is hereby notified that MegaChips Corporation (the "Company"), at the meeting of its Board of Directors held on May 14, 2007, determined the amount of retained earnings to be distributed, as described below:

PROCESSED
SUPPL JUN 20 2007
3 THOMSON FINANCIAL

Description

1. Policy on the distribution of retained earnings:

The Company has recognized the distribution of profits to its shareholders as an important issue of management and paid dividends while taking into consideration increasing internal reserves necessary to strengthen its financial base and expand business. In addition, the Company, at its Ordinary General Meeting of Shareholders held in June 2006, amended its Articles of Incorporation to allow itself to determine the distribution of retained earnings by resolution of the Board of Directors.

The Company considers it necessary to clearly present its policy on the distribution of retained earnings to the shareholders in the future. However, the Company now intends to distribute retained earnings in an expeditious and appropriate manner in accordance with the following policy.

In the first place, based on its operating results on a consolidated basis for each fiscal year and by taking into consideration the implementation of its business strategy thereafter and the maintenance of the sound and healthy financial base, the Company distributes retained earnings equivalent to about 30% of net income on a consolidated basis within an amount distributable under law.

Meanwhile, internal reserves will be invested in the development of products expected to grow and expand in the future and human resources and otherwise in areas of growth potential and high profitability, and will also be utilized to invest in the expansion, greater

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efficiency and activation of business.

With regard to the purchase of its own shares on the stock market, the Company recognizes it as an effective means to distribute profits to the shareholders. Hence, the Company will use such means expeditiously by taking into consideration movements of its stock prices on the market, its financial status and other factors.

2. Determination of the amount of retained earnings to be distributed:

In accordance with the policy on the distribution of retained earnings mentioned above, the Company, at the meeting of its Board of Directors held today, determined to pay an ordinary dividend of ¥18 per share. As a result, the aggregate dividends will amount to ¥445,983,426.

3. Effective date for the distribution of retained earnings:

The distribution of retained earnings will become effective as of June 4, 2007.

Each form relating to the receipt of dividends will be sent together with the "Notice of the Ordinary General Meeting of Shareholders" scheduled to be dispatched on June 1, 2007.

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File No. 82-4861

(Translation)

May 28, 2007

Name of the Company: MegaChips Corporation

Representative: Shigeki Matsuoka
President and Representative Director

(Code No. 6875, the First Section of the Tokyo Stock Exchange)

Person to contact: Masayuki Fujii
Director, Executive Officer and Department Manager of the Corporate Planning Department
(TEL 06-6399-2884)

SUPPL

Notice of Change in Major and Largest Shareholder

It is hereby notified that a change in the major and largest shareholder of MegaChips Corporation (the "Company") occurred as of April 1, 2006, as described below:

Description

1. Background of the change:

Upon receipt of a copy of the report of amendment to the report on large shareholders filed by Shindo Corporation as of April 6, 2006, the Company confirmed a change in its major shareholder.

Shindo Corporation merged with Shindo & Associates, joint holder of the shares of the Company, as of April 1, 2006 and acquired 229,421 shares (ratio of voting rights to those of all shareholders: 0.93%) held by Shindo & Associates.

This change occurred as a result of a failure to exclude no-voting rights in calculating the ratio of voting rights to those of all shareholders.

2. Name of the shareholder, etc.:

(1)	Name:	Shindo Corporation
(2)	Location:	15-16, Machikaneyama-cho, Toyonaka City, Osaka
(3)	Representative:	Ritsuko Shindo, Representative Director
(4)	Major business:	Holding of marketable securities

3. Number of shares (number of voting rights) held by the shareholder and the ratio thereof to the voting rights of all shareholders:

	Number of Voting Rights (Number of Shares)	Ratio of Voting Rights to Those of All Shareholders	Shareholder Ranking
Before the change (as of March 31, 2006)	22,500 rights (2,250,000 shares)	9.10%	2nd
After the change	24,794 rights (2,479,421 shares)	10.03%	1st

(Notes) 1. Number of shares excluded from the total number of issued shares as not having voting rights: 1,218,817 shares

2. Number of issued shares as of March 31, 2006: 25,939,217 shares

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END